
03020538


SEC MAIL PROCESSING
RECEIVED
MAY 28 2003
WASH, D.C. 155 SECTION



CNB Holdings, Inc.™

Alpharetta, Georgia

ANNUAL REPORT

2002

CNB HOLDINGS, INC.

CNB Holdings, Inc. (the "Company") serves as a bank holding company for Chattahoochee National Bank (the "Bank"). The Company was incorporated as a mechanism to enhance the Bank's ability to serve its customers' requirements for financial services. The holding company structure provides flexibility for expansion of the Company's banking business through the acquisition of other financial institutions and the provision of additional banking related services which the traditional commercial bank may not be able to provide. The Bank was organized in 1998 as a national bank to conduct a commercial banking business from Alpharetta, Georgia. The Bank performs banking services customary for full service banks of familiar size and character. Such services include making consumer loans, real estate loans, Small Business Administration loans, and commercial loans and providing other banking services such as cash management services, travelers checks, and maintaining deposit accounts such as checking accounts, money market accounts, and a variety of certificates of deposit and individual retirement accounts.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made in this Report and in documents incorporated by reference herein, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as oral statements made by the Company or its officers, directors or employees, may constitute forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, Such forward-looking statements are based on management's beliefs, current expectations, estimates and projections about the financial services industry, the economy and about the Company and its wholly-owned subsidiary, the Bank in general. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements; however, this Report also contains other forward-looking statements in addition to historical information. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, without limitation, (i) increased competition with other financial institutions, (ii) lack of sustained growth in the economy in Fulton County, Georgia, (iii) the inability of the Bank to maintain regulatory capital standards, (iv) changes in the legislative and regulatory environment and (v) the current military action in Iraq and the continuing war on terrorism, as well as actions taken or to be taken by the United States or other governments as a result of further acts or threats of terrorism. Additionally, rapid increases or decreases in interest rates could significantly harm the Bank's non-interest income, which is the difference between the interest income earned on its interest-earning assets (such as loans), and the interest expense paid on its interest-bearing liabilities (such as deposits). Because the Bank is cumulatively asset sensitive (its assets reprice sooner that its liabilities) within the next six months, continued decreases in interest rates could result in reduced earnings. Many of the forgoing factors are beyond the Company's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise.

To Our Shareholders:

The year 2002 was a challenging year in many respects. The economy was weak, net interest margins remained under pressure and there was a great deal of uncertainty in capital markets, from issues as diverse as geopolitical unrest to corporate accounting irregularities. However, against this backdrop, your Bank achieved strong balance sheet growth, reduced its level of nonperforming assets and made significant progress in a number of other key areas.

Positioned the Bank for Stronger Earnings Growth

An essential element of CNB Holdings' long-term strategic plan is to build shareholder value through the dual objectives of growing earnings and expanding our franchise. Those two objectives - earnings growth and franchise expansion - can at times be competing aims, in that rapid balance sheet growth often comes at the expense of short-term earnings. Such was the case in 2002, as strong loan growth required a relatively large provision for loan losses, which was in keeping with our commitment to maintain a sound reserve level. This larger than normal provision, which accounted for more than 19% of our net interest income in 2002, resulted in the Company reporting lower earnings for the year. However, as our loan growth, which was 37% in 2002, ultimately begins to moderate to a more normalized rate, there should be less pressure to add such large amounts to the loan loss provision. Stated differently, by building our balance sheet, we are positioning ourselves for superior long-term earnings growth.

Net income in 2002 was $100,038, or $0.09 per share, versus $132,730, or $0.13 per share, in 2001. As was mentioned above, this decline was primarily due to a significant increase in the provision for loan losses, which grew to $570,182 in 2002 from $350,212 in 2001. Net interest income, which was affected by continuing tight net interest margins, increased 11% to $2,975,553 in the year ended December 31, 2002 from $2,679,030 in 2001, with essentially all of that growth attributable to the strong increase in earning assets. Other income likewise reflected excellent strength, increasing 31% to $1,166,209 in 2002 from $891,161 in 2001, and offset much of the growth in other expense. The strength in other income was primarily due to our Mortgage and Small Business Administration ("SBA") Departments, both of which posted record amounts of loan closings. Other income in both years also included gains on the sale of securities held for sale. In 2002, such gains were $233,857, while they totaled $216,261 in 2001. Other expenses totaled $3,471,542, an increase of 12% from $3,087,249 in 2001. Earnings before the provision for loan losses and security gains were $436,363 in 2002, an increase of 64% from $266,681 in 2001.


Net Income ($000s)
150
100
50
0
-50
-100
2000
2002

Built Upon Our Franchise

As we stated in last year's Annual Report to Shareholders, it has become particularly important to grow our balance sheet, as the sustained momentum in earning assets has been the primary driver of net interest income, our single largest income component. And not surprisingly, loans have grown the most rapidly of the major balance sheet categories, as can be


Gross Loans ($MM)
100
80
60
40
20
0
1998
1999
2000
2001
2002

seen in the adjacent chart. Specifically, gross loans increased to $85.8 million at December 31, 2002, an increase of 37% from $62.8 million at December 31, 2001. During the year, we chose to fund part of this loan growth through the sale of investments (which declined to $19.9 million at the end of 2002 from $31.9 million at the end of 2001), as well as from borrowings from the Federal Home Loan Bank of Atlanta. Total assets, driven primarily by the loan growth, increased 16% to $120.6 million at the end of 2002 from $104.3 million at the end of 2001. Deposits remained essentially flat in the year, ending 2002 at a level of $84.7 million, down slightly from $85.5 million at the year-ago date. Much of this reduction in deposits was due to our decision to allow higher rate CDs to mature without renewal, which allowed our net interest margins to begin recovering toward the end of 2002. While time deposits shrunk slightly in 2002, noninterest-bearing deposits increased approximately 20% to $11.3 million.

Reduced Our Level of Problem Assets and Bolstered Our Allowance

One of the more gratifying aspects of our performance during 2002 was the reduction in our level of nonperforming assets. After peaking in early 2002 at about $1.1 million, nonperforming assets declined to approximately $733,000 at December 31, 2002, which represented a reduction of 28% from the year-ago level. While we are pleased by this improvement, we are committed to maintaining sound underwriting standards, which have become all the more important given the recent economic weakness. One of the things that does limit our loan loss exposure is the fact that we have avoided undue exposure to high-risk areas of lending, such as loans for "spec" homes, as well as limited our exposure to any one borrower. While our asset quality improved, our allowance for loan losses continued to grow, largely because of the significant additions to the provision for loan losses. Specifically, the allowance for loan losses increased to $0.9 million at December 31, 2002, up from $0.7 million at the year-ago date.


Allowance For Loan Losses ($MM)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.222
1998
1999
2000
2001

Maintained Focus in Niche Areas Such As SBA Lending

Our SBA lending remained one of the notable areas of success in 2002, despite the fact that SBA funding limits were suddenly reduced on September 30, 2002. From that date until March 31, 2003, the maximum SBA loan amount was $500,000, down from the pre-September 30th level of $2 million. As a result, SBA lending activity, while still relatively good, was not nearly as strong as it could have been. Fortunately, the maximum was restored to the $2 million level on April 1, 2003, which has allowed the Bank to capitalize upon a number of SBA lending opportunities that otherwise would have been foregone. The premiums on the sale of these loans (or parts thereof) can be substantial and, we believe, are likely to represent a meaningful contributor to earnings in 2003. We also continued to upgrade our Internet Banking services, in part through the redesign of our web site. Internet banking provides an efficient method of servicing customers who are interested in online banking and adds an element of convenience that would be impossible to provide through physical facilities. One of our objectives is to do a better job of educating customers about the convenience of online banking, which will allow us to leverage our investment in this key area while enhancing service.

Achieved Recognition from Several Business Organizations

Your Company has been fortunate to be publicly recognized by a number of highly regarded organizations. For example, *The Atlanta Journal-Constitution* included CNB Holdings in its "Best of Business: The Georgia 100," for the third year in a row. This report profiles the 100 best-performing Georgia companies, as determined by five key financial measures. Additionally, the Bank was awarded the SBA's Financial Advocate of the Year for the state of Georgia, a distinction that is based on a number of factors, loan origination volume being one. Finally, we are pleased to report that your Bank received the Bauer Financial 5-Star Rating for the eighth consecutive quarter, which is a testament to our overall soundness and quality.

Listened to Our Customers

In early 2003, we completed an extensive customer survey in order to measure customer satisfaction, as well as to determine areas that needed improvement. The conclusions from that survey, several of which follow, were gratifying:

- a substantial majority of our customers were very satisfied with how effectively the Bank met their needs, ranking the Bank in one of the top two (out of a total of seven) rating categories;

- three-fourths of our customers claim that they first heard of Chattahoochee National Bank through a referral, such as a friend, relative or business associate, indicating the acceptance of our Bank in the local business community, and

- nearly all of our customers rated quick resolution to problems as a top priority, even above personal relationships or having "business savvy" employees, which affirms our commitment to customer service.

While there were many other valuable insights that we drew from the survey, these were some of the more notable conclusions, all of which will better enable us to continue improving our performance. We especially thank all of the customers who participated in the survey.

Outlook

In closing, let us simply state that there are many encouraging signs on the horizon. Our margins have begun to recover, asset quality has been improving and financially, we are quite sound, with no goodwill on the books and a strong capital position. We have positioned the Company for what we believe will be a much stronger year in terms of earnings, as was reflected by our recently released first quarter results. We will continue to work to build long-term earnings, which we view as the key driver of shareholder value.

As always, we appreciate your continued support.





W. David Sweatt
Chairman

H. N. (Nat) Padget, Jr.
President and Chief Executive Officer

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of the following discussion is to address information relating to the financial condition and results of operations of the Company that may not be readily apparent from a review of the consolidated financial statements and notes thereto contained herein. Unless otherwise noted, the discussion of net interest income in this financial review is presented on a taxable equivalent basis to facilitate performance comparisons among various taxable and tax-exempt assets.

Results of Operations

General. The year 2002 was a year of growth for the Company and the Bank. As the results discussed below indicate, during 2002, the Bank continued to grow and build its balance sheet and income statement in a prudent manner. Accordingly, as the Bank enters 2003, management believes the Bank is well positioned to continue some level of growth and capitalize on market opportunities.

At December 31, 2002, total assets had increased 15.66% to $120.6 million and total deposits decreased 0.9% to $84.7 million. Total loans had grown 36.7% to $85.8 million, which created a loan to deposit ratio of approximately 101.2%. Other borrowings, primarily with the Federal Home Loan Bank of Atlanta, increased 225% to $24.6 million and primarily funded our growth during 2002. At December 31, 2001, total assets were $104.3 million, total deposits were $85.5 million, other borrowings were $7.6 million and total loans were $62.0 million. The loan to deposit ratio was 73%.

Net Interest Income. The Company's results of operations are determined by its ability to manage effectively interest income and expense, to minimize loan and investment losses, to generate non-interest income and to control non-interest expense. Since market forces and economic conditions beyond the control of the Company determine interest rates, the ability to generate net interest income is dependent upon the Company's ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

Presented below are various components of assets and liabilities, interest income and expense as well as their yield/cost for the fiscal years ended 2002 and 2001.

	December 31,2002 In thousands (000), except percentages		
	Average Balance	Interest Income/ Expense	Yield/ Cost
Deposits in banks	$ 5,715	$ 102	1.78%
Securities	29,635	1,337	4.51%
Loans	68,443	5,026	7.34%
Total earning assets	$ 103,793	$ 6,465	6.23%
Interest-bearing deposits	$ 71,535	$ 2,887	4.04%
Other borrowings	15,781	603	3.82%
Total interest-bearing liabilities	$ 87,316	$ 3,490	4.00%
Net yield on earning assets			2.87%
Net interest spread			2.23%

	December 31, 2001 In thousands (000), except percentages		
	Average Balance	Interest Income/Expense	Yield/ Cost
Deposits in banks	$ 7,550	$ 316	4.19%
Securities	28,488	1,763	6.19%
Loans	53,041	4,845	9.13%
Total earning assets	$ 89,079	$ 6,924	7.77%
Interest-bearing deposits	$ 70,040	$ 3,992	5.70%
Other borrowings	5,325	253	4.75%
Total interest-bearing liabilities	$ 75,365	$ 4,245	5.63%
Net yield on earning assets			3.01%
Net interest spread			2.14%

As reflected above, average yield on earning assets amounted to 6.23% for 2002 compared to 7.77% for 2001. The average cost of funds amounted to 4.00% for 2002 compared to 5.63% for 2001. Net interest yield for the period ended December 31, 2002 was 2.87% compared to 3.01% for period ended December 31, 2001. During 2002, the decline in our net yield on earning assets occurred because of drops in the prime lending rate during 2001 and 2002. These decreased rates affected our earning asset yields immediately. However, we had to await the maturities of certificates of deposit that we issued before this sharp decline in interest rates. These maturities and repricing opportunities mostly came late in 2002. Therefore, we expect to see net yield on our earning assets improve in 2003, compared with 2002 as it did in the fourth quarter of 2002, compared with the third quarter.

Total Other Income. Total other income for the fiscal year ended December 31, 2002 was $1,166,209 compared to $891,161 for the fiscal year ended December 31, 2001. Total other income consists of non-interest income such as service charges on deposit accounts, mortgage origination fees, and gains on the sale of loans and securities. Lower rates continued throughout 2002 and resulted in increased mortgage origination activity, as mortgage origination fee income increased in 2002 by $155,184. Small Business Administration ("SBA") loan origination activity decreased in 2002, resulting in decreased gains recognized on the sale of loans in 2002 of $32,269. This was primarily caused by turnover in our SBA Origination Officer position during 2002. In addition, the SBA issued a moratorium of $500,000 on all new originations in the fourth quarter of 2002. The moratorium prevented us from closing several loans during that period. This moratorium was removed in the first quarter of 2003. Since many of our fixed rate mortgage backed securities portfolio had an average life of at least four years, during June and the fourth quarter of 2002, we sold most of these securities to shorten the weighted average life of our portfolio, increase cash flows for anticipated increased loan volumes and convert our fixed rate mortgage securities into variable rate mortgage securities in anticipation of higher rates over the next three years. Additionally, corporate losses and allegations of accounting deficiencies permeated many companies during 2002. Due to threats of rating downgrades by both securities rating firms, we also decided to sell most of the "A" rated or better corporate securities that we purchased in 2001. The gains recognized on the sell of securities amounted to $233,857 in 2002 as compared to $216,261 recognized in 2001. Total other income for the period represented 1.12% and 1.00% of average total earning assets respectively.

Other Expenses. Other expenses or non-interest expense for the fiscal year ended December 31, 2002 was $3,471,542 compared to $3,087,249 for the fiscal year ended December 31, 2001. As a percentage of total average assets, non-interest expense amounted to 2.86% in 2002 compared to 3.35% in 2001. The increase in salaries and benefits was largely due to normal annual increases in salaries, increases in the cost of benefits, the addition of a deposit calling officer and higher-than-expected mortgage incentives due to record mortgage volumes. The increase in legal and professional fees was due to more problem loan workouts during 2002.

	2002	2001
Salaries and benefits	$ 1,873,501	$ 1,661,217
Equipment and occupancy expense	532,392	487,959
Legal and professional	209,635	173,245
Data processing	139,892	132,369
Printing and supplies	65,173	50,901
Postage and courier	80,755	77,029
Telephone	73,275	71,846
Advertising	48,421	57,393
Marketing	34,551	15,938
Insurance-directors and officers	19,492	24,074
Other operating expenses	394,455	335,278
Total non-interest expense	$ 3,471,542	$ 3,087,249

Allowance for Loan Losses. During 2002, allowance for loan losses increased by $209,332. In 2002, the Bank charged off loans totaling $380,850 compared with $226,294 in 2001. The allowance for loan losses as a percentage of gross loans was 1.07% as of December 31, 2002 as compared to 1.13% as of December 31, 2001. Although the allowance for loan losses as a percentage of gross loans decreased at December 31, 2002 compared to December 31, 2001, our percentage of loans secured by cash or cash equivalent collateral, government guarantees and owner occupied real estate also increased from 29% to 33% during the same period. These types of loans typically have less credit risk. As of December 31, 2002, management considers the allowance for loan losses to be adequate to absorb known risks in the loan portfolio. During 2002, two reviews of the Bank's loan portfolio by an independent firm were conducted. The purpose of this review was to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The review included analyses of historical performance, the level of non-conforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion and review by the Bank's Board of Directors and management, the Bank approved the firm's report. However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

The following tables present an analysis of the net interest earnings of the Bank for the fiscal years ended 2002 and 2001 with respect to each major category of interest-earning asset and each major category of interest-bearing liability.

December 31, 2002
In thousands (000), except percentages

Assets		Average Amount		Interest Earned	Average Yield
Interest bearing deposits in banks	$	5,715	$	102	1.78%
Taxable securities		29,635		1,337	4.51%
Loans		68,443 (1)		5,026 (2)	7.34%
Total earning assets	$	103,793	$	6,465	6.23%

Liabilities		Average Amount		Interest Expense	Average Cost
NOW and money market deposits	$	15,685	$	312	1.99%
Savings deposits		102		2	1.96%
Time deposits		55,748		2,573	4.61%
Other borrowings		15,781		603	3.82%
Total interest-bearing liabilities	$	87,316	$	3,490	4.00%
Net yield on earning assets					2.87%
Net interest spread					2.23%

(1) Included in the average balance of net loans for 2002 are non-accrual loans totaling $493,354.
(2) Interest earned on net loans includes loan fees and loan service fees of $420,241 in 2002.

December 31, 2001
In thousands (000), except percentages

Assets		Average Amount		Interest Earned	Average Yield
Interest-bearing deposits in banks	$	7,550	$	316	4.19%
Taxable securities		28,488		1,763	6.19%
Loans		53,041 (1)		4,845 (2)	9.13%
Total earning assets	$	89,079	$	6,924	7.77%

Liabilities		Average Amount		Interest Expense	Average Cost
NOW and money market deposits	$	12,456	$	486	3.90%
Savings deposits		50		1	2.81%
Time deposits		57,534		3,505	6.09%
Other borrowings		5,325		253	4.75%
Total interest-bearing liabilities	$	75,365	$	4,245	5.63%
Net yield on earning assets					3.01%
Net interest spread					2.14%

(1) Included in the average balance of net loans for 2001 are non-accrual loans totaling $341,000.
(2) Interest earned on net loans includes loan fees and loan service fees of $336,480 in 2001.

Rate/Volume Analysis of Net Interest Income. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Year Ended December 31, 2002 vs. 2001 (Dollars in thousands) Changes Due To:		
Increase (decrease) in:	Rate	Volume	Increase (Decrease)
Income from interest-earning assets:			
Deposits in banks	$ (150)	$ (64)	$ (214)
Taxable securities	(495)	69	(426)
Loans	(1,061)	1,242	181
Total interest income	(1,706)	1,247	(459)
Expense from interest-bearing liabilities:			
NOW and money market deposits	(279)	105	(174)
Savings deposits	--	1	1
Time deposits	(826)	(106)	(932)
Other borrowings	(58)	408	350
Total interest expense	(1,163)	408	(755)
Net interest income	$ (543)	$ 839	$ 296

Deposits. The following table presents, for the fiscal years ended 2002 and 2001, the average amount of and average rate paid on each of the described deposit categories.

	December 31, 2002 In thousands (000), except percentages	
Deposit Category	Average Amount	Average Rate Paid
Non interest-bearing demand deposits	$ 10,458	--
NOW and money market deposits	15,685	1.99%
Savings deposits	102	1.96%
Time deposits	55,748	4.61%

	December 31, 2001 In thousands (000), except percentages	
Deposit Category	Average Amount	Average Rate Paid
Non interest-bearing demand deposits	$ 6,617	--
NOW and money market deposits	12,456	3.90%
Savings deposits	50	2.81%
Time deposits	57,534	6.09%

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities at December 31, 2002:

		Time Certificates of Deposits In thousands (000)
3 months or less	$	3,854
3-6 months…….		3,009
6-12 months…...		5,868
Over 12 months..		7,336
Total…….	$	20,067

At December 31, 2002, the Bank had no deposit relationships that represented concentrations.

Financial Condition

The following is a presentation of the average consolidated balance sheet of the Company for the fiscal years ended 2002 and 2001 respectively. This presentation includes all major categories of interest earning assets and interest and interest bearing liabilities.

AVERAGE CONSOLIDATED ASSETS
In thousands (000)

	December 31, 2002		December 31, 2001	
Interest-bearing deposits in banks	$	5,715	$	7,550
Taxable securities		29,635		28,488
Net loans		67,694		53,041
Total earning assets	$	103,044	$	89,079
Other assets		5,198		2,968
Total assets	$	108,242	$	92,047

AVERAGE CONSOLIDATED LIABILITIES AND STOCKHOLDERS' EQUITY
In thousands (000)

	December 31, 2002		December 31, 2001	
Non interest-bearing deposits	$	10,458	$	6,617
NOW and money market deposits		15,685		12,456
Savings deposits		102		50
Time deposits		55,748		57,534
Other borrowings		15,781		5,325
Other liabilities		1,696		1,249
Total liabilities	$	99,470	$	83,231
Stockholders' equity		8,772		8,816
Total liabilities and stockholders' equity	$	108,242	$	92,047

Loan Portfolio. The following table presents various categories of loans contained in the Bank's loan portfolio for the fiscal years ended December 31, 2002 and 2001, and the total amount of all loans for such periods.

	December 31, In thousands (000)	
Type of Loan	2002	2001
Commercial loans	$ 28,937	$ 27,529
Real estate – construction	27,644	24,063
Real estate – mortgage	23,788	5,362
Lease financing	2,922	3,270
Installment and other loans to individuals	2,627	2,611
Subtotal	85,918	62,835
Less: Deferred loan fees and costs	152	80
Less: Allowance for possible loan losses	918	709
Total (net of allowance)	$ 84,848	$ 62,046

The following is a presentation of an analysis of maturities of loans as of December 31, 2002:

	In thousands (000)			
Type of Loan	Due in 1 Year or Less	Due after 1 Year Less than 5 Years	Due after 5 Years	Totals
Commercial loans	$ 21,034	$ 3,690	$ 4,213	$ 28,937
Real estate - construction	20,094	3,525	4,025	27,644
Real estate - mortgage	17,291	2,607	3,890	23,788
Installment and other loans to individuals	1,915	335	377	2,627
Lease financing	2,124	798	-	2,922
Total	$ 62,458	$ 10,955	$ 12,505	$ 85,918

For the above loans, the following is a presentation of an analysis of sensitivities to changes in interest rates as of December 31, 2002:

	In thousands (000)			
Interest Category	Due in 1 Year or Less	Due after 1 Year Less than 5 Years	Due after 5 Years	Totals
Predetermined interest rate	$ 5,028	$ 10,587	$ 12,505	$ 28,120
Floating interest rate	57,430	368	-	57,798
Total	$ 62,458	$ 10,955	$ 12,505	$ 85,918

Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2002 and 2001 is as follows:

	(Dollars in Thousands) December 31,	
	2002	2001
Nonaccrual loans	$ 493	$ 1,020
Loans contractually past due ninety days or more as to Interest or principal payments and still accruing	240	0
Restructured Loans	0	0
Loans, now current about which there are serious doubts as to the ability of the borrower to comply with loan repayment terms	72	0
Interest income that would have been recorded on nonaccrual and restructured loans under original terms	28	18
Interest income that was recorded on nonaccrual and restructured loans	0	0

As of December 31, 2002, there were $31,145 in loans classified for regulatory purposes as doubtful, $534,460 as substandard or special mention which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. There are no loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Accrual of interest is discontinued on a loan when management of the Bank determines upon consideration of economic and business factors affecting collection efforts, that collection of interest is doubtful.

Summary of Loan Loss Experience. An analysis of the Bank's loan loss experience is furnished in the following table for the periods indicated, as well as a breakdown of the allowance for loan losses.

Analysis of the Allowance for Loan Losses

	December 31, 2002
Balance at beginning of period	$ 708,918
Charge-offs:	
Commercial loans	13,179
Real estate – construction	0
Real estate – mortgage	0
Installment and other loans to individuals	0
Lease financing	367,671
Total	380,850
Recoveries	
Commercial loans	0
Real estate – construction	0
Real estate – mortgage	0
Installment and other loans to individuals	0
Lease financing	20,000
Total	20,000
Net charge-offs	360,850
Additions charged to operations	570,182
Balance at end of period	$ 918,250
Ratio of net charge-offs during the period to average loans outstanding during the period	.53%

Analysis of the Allowance Loan Losses

		December 31, 2001
Balance at beginning of period	$	585,000
Charge-offs:		
Commercial loans		37,089
Real estate – construction		0
Real estate – mortgage		0
Installment and other loans to individuals		0
Lease financing		189,205
Total		226,294
Recoveries		
Commercial loans		0
Real estate – construction		0
Real estate – mortgage		0
Installment and other loans to individuals		0
Lease financing		0
Total		0
Net charge-offs		0
Additions charged to operations		350,212
Balance at end of period	$	708,918
Ratio of net charge-offs during the period to average loans outstanding during the period		.43%

At December 31, 2002, the allowance for loan losses was allocated as follows:

		Amount	Percent of loans in each category to total loans
Commercial loans	$	225,326	34%
Real estate - construction		212,071	32%
Real estate - mortgage		185,563	28%
Installment and other loans to individuals		39,764	3%
Lease financing		255,526	3%
Unallocated		0	0%
Total	$	918,250	100%

At December 31, 2001, the allowance for loan losses was allocated as follows:

		Amount	Percent of loans in each category to total loans
Commercial loans	$	409,432	44%
Real estate – construction		34,453	38%
Real estate – mortgage		14,085	9%
Installment and other loans to individuals		6,794	4%
Lease financing		244,154	5%
Unallocated		0	0%
Total	$	708,918	100%

Loan Loss Reserve. In considering the adequacy of the Bank's allowance for loan losses, management has focused on the fact that as of December 31, 2002, 34% of outstanding loans are in the category of commercial loans, which includes commercial and industrial. Because of the larger average balance, commercial loans are generally considered by management as having greater risk per loan than other categories of loans in the Bank's loan portfolio. However, over 97% of these commercial loans at December 31, 2001 were made on a secured basis. Management believes that the secured condition of a large portion of its commercial loan portfolio greatly reduces any risk of loss inherently present in these types of loans.

Real estate construction loans were 32% of the Bank's outstanding loans as of December 31, 2002. The Bank's loan policies prohibit the amount of the original real estate construction loan to exceed 80% of the appraised value of the collateral. Generally, these loans are owner-occupied real estate, not leased facilities.

Real estate mortgage loans constituted 28% of outstanding loan balances at December 31, 2002. All loans in this category represent commercial real estate and residential mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss.

Lease financings represented 3% of the loan portfolio at December 31, 2002. These leases are generally for income producing commercial equipment, such as heavy machinery used in construction and road building.

The Bank's consumer loan portfolio constituted 3% of the Bank's outstanding loans at December 31, 2002. At December 31, 2002, the majority of the Company's consumer loans was secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans involve less risk than commercial loans.

During 2002, two reviews of the Bank's loan portfolio by an independent firm were conducted. The purpose of this review was to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The review included analyses of historical performance, the level of non-conforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion and review by the Bank's Board of Directors and management, the Bank approved the firm's reports. The Bank will continue engaging, on a semi-annual basis, an independent firm to review the Bank's loan portfolio. In addition to the independent reviews, the Bank's primary regulator, the OCC, also conducts an annual examination of the loan portfolio. Upon completion, the OCC presents its report of findings to the Bank's Board of Directors and management. Information provided from the above two independent sources, together with information provided by the management and other information known to the Bank's Board of Directors, are utilized by the Board of Directors to monitor, on a quarterly basis, the loan portfolio. Specifically, the Bank's Board of Directors attempts to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review.

Investments. As of December 31, 2002, net loans comprised approximately 70% of the Bank's assets and investment securities comprised approximately 24% of the Bank's assets, and Interest-bearing deposits in banks comprised approximately 0.5% of the Bank's assets.

The following table presents, for the periods indicated, the carrying value of the Bank's investments. All securities held at December 31, 2002 and 2001.

Investment Category	December 31, 2002	December 31, 2001
Available-for-Sale:		
Obligations of U.S. Treasury and other U.S. agencies	$ 500,683	$ 27,191,333
Corporate securities	2,311,077	4,695,431
Mortgage-backed securities	25,110,414	--
Federal Reserve Bank stock	288,000	288,000
Federal Home Loan Bank stock	1,300,000	350,000
Total	$ 29,510,174	$ 32,524,764

The following table indicates, for the fiscal year ended December 31, 2002, the amount of investments due by contractual maturity in (i) one year or less, (ii) one to five years, (iii) five to ten years, and (iv) over ten years:

Investment Category Available-for-Sale:		Amount	Weighted Average Yield (1)
Obligations of U.S. Treasury and other U.S. agencies:			
0-1 year	$	0	--%
Over 1 through 5 years		500,683	3.25%
Over 5 through 10 years		0	--%
Over 10 years		0	--%
Corporate securities			
0-1 year		0	--%
Over 1 through 5 years		561,077	4.75%
Over 5 through 10 years		0	--%
Over 10 years		0	--%
Mortgage-backed securities			
0-1 year		0	
Over 1 through 5 years		544,406	3.34%
Over 5 through 10 years		9,035,513	2.97%
Over 10 years		9,280,730	3.24%
Federal Reserve Bank stock, no maturity		288,000	6.00%
Federal Home Loan Bank stock, no maturity		1,300,000	6.25%
Total	$	21,510,409	3.29%

Held-to-maturity:		Amount	Weighted Average Yield (1)
Obligations of U.S. Treasury and other U.S. agencies:			
0-1 year	$	0	--%
Over 1 through 5 years		0	--%
Over 5 through 10 years		0	--%
Over 10 years		0	--%
Corporate securities			
0-1 year		0	--%
Over 1 through 5 years		0	--%
Over 5 through 10 years		0	--%
Over 10 years		1,750,000	5.68%
Mortgage-backed securities			
0-1 year		0	
Over 1 through 5 years		0	
Over 5 through 10 years		0	
Over 10 years		6,249,765	3.80%
Total	$	7,999,765	4.21%

(1) The Bank has not invested in any tax-exempt obligations.

Return on Equity and Assets. Returns on average consolidated assets and average consolidated equity for fiscal years ended December 31, 2002 and 2001 are presented below.

	December 31, 2002	December 31, 2001
Return on average assets	0.09%	0.14%
Return on average equity	1.14%	1.51%
Average equity to average assets ratio	8.11%	9.58%
Dividend payout ratio	N/A	N/A

Liquidity and Interest Rate Sensitivity. Net interest income, the Company's primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to manage actively rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize the Company's overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2002 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

	Within 3 months	After 3 months but Within 1 year	After 1 year but within 5 years	After 5 years	Totals (1)
SELECTED ASSETS					
Loans	$ 57,273	$ 3,996	$ 10,955	$ 13,201	$ 85,425
Securities	20,447	2,753	4,722	1,588	29,510
Cash and due from banks	1,440	--	--	--	1,440
Interest-bearing deposits in banks	278	298	--	--	576
Total selected assets	$ 79,438	$ 7,047	$ 15,677	$ 14,789	$ 116,951
FUNDING SOURCES					
Demand deposits, interest-bearing demand and savings	$ 10,247	$ --	$ --	$ 13,817	$ 24,064
Certificates, less than $100M	8,875	17,217	14,546	--	40,638
Certificates $100M and over	3,855	8,878	7,334	--	20,067
Other borrowings	12,570	1,000	--	11,000	24,570
Total funding sources	$ 35,547	$ 27,095	$ 21,880	$ 24,817	$ 109,339
Interest-sensitivity gap	$ 43,891	$ (20,048)	$ (6,203)	$ (10,028)	
Cumulative interest-sensitivity gap	$ 43,891	$ 23,843	$ 17,640	$ 7,612	
Interest-sensitivity gap ratio	223.47 %	26.01 %	71.65 %	59.59 %	
Cumulative interest-sensitivity gap ratio	223.47 %	138.06 %	120.87 %	106.96 %	

(1) Total loans exclude past due and non-accrual loans as of December 31, 2002 due to uncertainty of the timing of cash flows.

As evidenced by the table above, the Company is cumulatively asset sensitive within six months. In a decreasing interest rate environment, an asset sensitive position (a gap ratio more than 100%) is generally less advantageous as earning assets are repriced sooner than the liabilities. Conversely, in an increasing interest rate environment, an asset sensitive position (a gap ratio of more than 100%) is generally more advantageous since assets are repriced sooner than liabilities. With respect to the Company, an increase in interest rate would result in higher earnings while a decline in interest rates will decrease income. This, however, assumes that all other factors affecting income remain constant. It also assumes no prepayments in the loan or investment portfolios, which is highly likely due to the company's investment in mortgage backed securities with average lives of less than four years.

As the Company continues to grow, management will endeavor to structure its rate sensitivity position to hedge against rapidly rising or falling interest rates. The Bank's Asset/Liability Committee meets on a monthly basis and develops management's strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The Company's primary source of liquidity comes from its ability to maintain and increase deposits through the Bank. Deposits grew by $16.3 million in 2002. Below are the pertinent liquidity balances and ratios for the periods ended December 31, 2002 and December 31, 2001.

		2002	2001
Cash and due from banks	$	1,440,482	560,523
Interest-bearing deposits in banks	$	576,428	5,375,013
Securities	$	29,510,174	32,524,764
CDs, over $100,000 to total deposits ratio		23.69%	26.65%
Loan to deposit ratio		101.24%	73.42%
Brokered deposits		N/A	N/A

At December 31, 2002, large denomination certificates accounted for 23.69% of total deposits compared with 26.65% at December, 31, 2000. Large denomination CDs are generally more volatile than other deposits. As a result, management monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination CDs may have a material adverse effect on the Bank's liquidity. Management believes that since a majority of the above certificates were obtained from Bank customers residing in the Atlanta, Georgia Metropolitan Statistical Area (MSA), the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of this MSA, as outside depositors are more likely to be interest rate sensitive.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2001, cash and cash equivalents amounted to $2.02 million, representing 1.68% of total assets. Securities available for sale provide a secondary source of liquidity. Although only $500,000 of the $32.5 million in the Bank's securities portfolio is scheduled to mature in 2002, other cash flows of approximately $12 million are expected from the entire mortgage-backed securities portfolio.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2002, the Bank had no brokered deposits in its portfolio.

Management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in the Company's liquidity increasing or decreasing in any material way in the foreseeable future.

Capital Adequacy. There are two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital guidelines and (ii) the leverage ratio.

The risk-based capital guidelines measure the amount of a bank's required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Note that under the risk-based capital guidelines, capital is divided into two "tiers." Tier 1 capital consists of common shareholders' equity, non-cumulative and cumulative (bank holding companies only) perpetual preferred stock and minority interest. Goodwill is subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The OCC has established a 3.0% minimum leverage ratio requirement. Note that the leverage ratio is computed by dividing Tier 1 capital into total assets. For banks that are not rated CAMEL 1 by their primary regulator (which includes the Bank), the minimum leverage ratio should be 3.0% plus an additional cushion of at least 1 to 2 %, depending upon risk profiles and other factors.

The table below illustrates the Bank's and Company's regulatory capital ratios at the December 31, 2002:

	December 31, 2002	Minimum regulatory requirement
Bank		
Tier 1 Capital	10.11%	4.0%
Tier 2 Capital	0.99%	—
Total risk-based capital ratio	11.10%	8.0%
Leverage Ratio	8.05%	4.0%
Company - Consolidated		
Tier 1 Capital	9.61%	4.0%
Tier 2 Capital	0.99%	—
Total risk-based capital ratio	10.60%	8.0%
Leverage ratio	7.65%	4.0%

The above ratios indicate that the capital positions of the Bank and the Company are sound and management believes that both are well positioned for future growth.

Other than described herein, management is not aware of events or uncertainties that had or are reasonably expected to have a material impact on continued operations.

Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Company has not elected to adopt the recognition provisions of this Statement for stock-based employee compensation and has elected to continue with accounting methodology in Opinion No. 25 as permitted by SFAS No. 123.

Effects of Inflation and Changing Prices

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions' increased costs of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of shareholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce the Company's earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Company has not elected to adopt the recognition provisions of this Statement for stock-based employee compensation and has elected to continue with accounting methodology in Opinion No. 25 as permitted by SFAS No. 123.

Effects of Inflation and Changing Prices

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions' increased costs of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of shareholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce the Company's earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

CNB HOLDINGS, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2002

CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2002

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CNB Holdings, Inc.
Alpharetta, Georgia

We have audited the accompanying consolidated balance sheets of CNB Holdings, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Holdings, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
January 31, 2003

CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

Assets	2002	2001
Cash and due from banks	$ 1,440,482	$ 560,523
Interest-bearing deposits in banks	576,428	5,375,013
Securities available-for-sale	19,922,409	31,886,764
Securities held-to-maturity, estimated fair value of $8,053,746	7,999,765	-
Restricted equity securities, at cost	1,588,000	638,000
Loans	85,766,519	62,754,553
Less allowance for loan losses	918,250	708,918
Loans, net	84,848,269	62,045,635
Premises and equipment	532,542	624,928
Other assets	3,684,580	3,130,547
Total assets	$ 120,592,475	$ 104,261,410
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	$ 11,279,872	$ 9,394,574
Interest-bearing	73,440,057	76,077,006
Total deposits	84,719,929	85,471,580
Securities sold under repurchase agreements	755,577	683,648
Other borrowings	24,569,500	7,569,500
Other liabilities	1,528,021	1,760,241
Total liabilities	111,573,027	95,484,969
Commitments and contingencies		
Stockholders' equity		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, par value $1.00; 10,000,000 shares authorized; 1,235,000 issued	1,235,000	1,235,000
Capital surplus	10,009,642	10,004,858
Accumulated deficit	(556,186)	(656,224)
Treasury stock, 2002, 158,672 shares; 2001, 175,741 shares	(1,255,157)	(1,402,333)
Unearned ESOP shares	(399,998)	(399,998)
Accumulated other comprehensive loss	(13,853)	(4,862)
Total stockholders' equity	9,019,448	8,776,441
Total liabilities and stockholders' equity	$ 120,592,475	$ 104,261,410

See Notes to Consolidated Financial Statements.

CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Interest income		
Loans, including fees	$ 5,026,075	$ 4,844,947
Taxable securities	1,336,889	1,762,874
Deposits in banks	101,823	316,349
Total interest income	6,464,787	6,924,170
Interest expense		
Deposits	2,886,722	3,992,039
Securities sold under repurchase agreements and other borrowings	602,512	253,101
Total interest expense	3,489,234	4,245,140
Net interest income	2,975,553	2,679,030
Provision for loan losses	570,182	350,212
Net interest income after provision for loan losses	2,405,371	2,328,818
Other income		
Service charges on deposit accounts	61,764	60,866
Gains on sale of loans	424,967	457,236
Gains on sale of securities available-for-sale	233,857	216,261
Other operating income	445,621	156,798
Total other income	1,166,209	891,161
Other expenses		
Salaries and employee benefits	1,873,501	1,661,217
Equipment and occupancy expenses	532,392	487,959
Other operating expenses	1,065,649	938,073
Total other expenses	3,471,542	3,087,249
Income before income taxes	100,038	132,730
Income taxes	-	-
Net income	$ 100,038	$ 132,730
Basic and diluted earnings per share	$ 0.09	$ 0.13

See Notes to Consolidated Financial Statements.

CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Net income	$ 100,038	$ 132,730
Other comprehensive loss:		
Unrealized gains (losses) on securities available-for-sale:		
Unrealized holding gains arising during period, net of tax of $92,750 and $44,974, respectively	164,891	72,314
Reclassification adjustment for gains realized in net income, net of tax of $84,188, and $77,853, respectively	(149,669)	(138,408)
Unrealized losses on cash flow hedges, net of tax of $13,620	(24,213)	-
Other comprehensive loss	(8,991)	(66,094)
Comprehensive income	$ 91,047	$ 66,636

See Notes to Consolidated Financial Statements.

(This page intentionally left blank.)

CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Capital
	Shares	Par Value	Surplus
Balance, December 31, 2000	1,235,000	$ 1,235,000	$ 10,170,283
Net income	-	-	-
Fair market value of treasury shares transferred to unearned ESOP shares	-	-	(165,425)
Other comprehensive loss	-	-	-
Balance, December 31, 2001	1,235,000	1,235,000	10,004,858
Net income	-	-	-
Sale of treasury shares	-	-	4,784
Other comprehensive loss	-	-	-
Balance, December 31, 2002	1,235,000	$ 1,235,000	$ 10,009,642

See Notes to Consolidated Financial Statements.

Accumulated Deficit	Treasury Stock Shares	Treasury Stock Cost	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
$ (788,954)	235,000	$ (1,967,756)	$ -	$ 61,232	$ 8,709,805
132,730	-	-	-	-	132,730
-	(59,259)	565,423	(399,998)	-	-
-	-	-	-	(66,094)	(66,094)
(656,224)	175,741	(1,402,333)	(399,998)	(4,862)	8,776,441
100,038					100,038
-	(17,069)	147,176	-	-	151,960
-	-	-	-	(8,991)	(8,991)
$ (556,186)	158,672	$ (1,255,157)	$ (399,998)	$ (13,853)	$ 9,019,448

CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 100,038	$ 132,730
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Net amortization of securities	243,629	32,945
Depreciation	163,732	171,445
Provision for loan losses	570,182	350,212
Net realized gains on sales of securities available-for-sale	(233,857)	(216,261)
Gains on sale of loans	(424,967)	(457,236)
(Increase) decrease in interest receivable	92,361	(49,211)
Increase (decrease) in interest payable	(448,008)	998,730
Net other operating activities	(162,481)	292,588
Net cash provided by (used in) operating activities	(99,371)	1,255,942
INVESTING ACTIVITIES		
Purchases of securities available-for-sale	(26,792,936)	(58,692,404)
Proceeds from sales of securities available-for-sale	22,753,635	20,339,272
Proceeds from maturities of securities available-for-sale	16,017,668	19,057,934
Purchases of securities held-to-maturity	(9,111,432)	-
Proceeds from maturities of securities held-to-maturity	1,111,667	-
Purchases of restricted equity securities	(950,000)	(150,000)
Proceeds from sale of loans	5,600,478	5,495,710
Net increase in loans	(28,548,327)	(24,411,774)
Purchase of premises and equipment	(71,346)	(103,365)
Purchase of life insurance policies	(300,900)	(2,257,500)
Net cash used in investing activities	(20,291,493)	(40,722,127)
FINANCING ACTIVITIES		
Net increase (decrease) in deposits	(751,651)	36,507,795
Net increase (decrease) in securities sold under repurchase agreements	71,929	(594,449)
Net proceeds from other borrowings	17,000,000	3,075,000
Proceeds from sale of treasury stock	151,960	-
Net cash provided by financing activities	16,472,238	38,988,346
Net decrease in cash and cash equivalents	(3,918,626)	(477,839)
Cash and cash equivalents at beginning of year	5,935,536	6,413,375
Cash and cash equivalents at end of year	$ 2,016,910	$ 5,935,536
SUPPLEMENTAL DISCLOSURES		
Cash paid for:		
Interest	$ 3,937,242	$ 3,246,410
Income taxes	$ 2,431	$ -

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CNB Holdings, Inc. (the "Company") is a bank holding company whose business is conducted by its wholly-owned subsidiary, Chattahoochee National Bank, (the "Bank"). The Bank is a commercial bank located in Alpharetta, Fulton County, Georgia. The Bank provides a full range of banking services in its primary market areas of Fulton and surrounding counties.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred taxes.

Cash Equivalents

For purposes of reporting cash flows, the Company considers cash, due from banks and interest-bearing deposits in banks as cash equivalents.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $189,000 at December 31, 2002.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of the related deferred tax effect. Restricted equity securities without a readily determinable fair value are recorded at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are reported at their outstanding principal balances less deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the principal balance.

Nonrefundable loan fees and costs incurred for loans are deferred and recognized in income over the life of the loans using a method that approximates a level yield.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received, until the loans are returned to accrual status.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Sale of Loans

The Company originates and sells participations in certain loans. Gains are recognized at the time the sale is consummated. The amount of gain recognized on the sale of a specific loan is equal to the percentage resulting from determining the fair value of the portion of the loan sold relative to the fair value of the entire loan. Losses are recognized at the time the loan is identified as held for sale and the loan's carrying value exceeds its fair value.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. Potential common shares outstanding consist of stock options.

Stock Compensation Plans

At December 31, 2002, the Company has stock-based employee compensation plans, which are described more fully in Note 9. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Years Ended December 31,	
	2002	2001
Net income, as reported	$ 100,038	$ 132,730
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(61,271)	(290,412)
Pro forma net income (loss)	$ 38,767	$ (157,682)
Earnings (losses) per share:		
Basic - as reported	$ 0.09	$ 0.13
Basic - pro forma	$ 0.04	$ (0.16)
Diluted - as reported	$ 0.09	$ 0.13
Diluted - pro forma	$ 0.04	$ (0.16)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Instruments and Hedging Activities

In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, the Company recognizes the fair value of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of instruments used as fair value hedges is accounted for in the income of the period simultaneous with accounting for the fair value change of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for in comprehensive income rather than income. The change in fair value of derivative instruments that are not intended as a hedge is accounted for in the income of the period of the change.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and cash flow hedges, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Accounting Standards

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Company has not elected to adopt the recognition provisions of this Statement for stock-based employee compensation and has elected to continue with accounting methodology in Opinion No. 25 as permitted by SFAS No. 123.

NOTE 2. SECURITIES

The amortized cost and fair value of securities available-for-sale are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale				
December 31, 2002:				
U. S. Government and agency securities	$ 500,000	$ 683	$ -	$ 500,683
Corporate securities	566,545	-	(5,468)	561,077
Mortgage-backed securities	18,839,676	86,312	(65,339)	18,860,649
	$ 19,906,221	$ 86,995	$ (70,807)	$ 19,922,409
December 31, 2001:				
U. S. Government and agency securities	$ 3,999,462	$ 23,995	$ -	$ 4,023,457
Corporate securities	4,641,871	53,881	(321)	4,695,431
Mortgage-backed securities	23,253,027	97,013	(182,164)	23,167,876
	$ 31,894,360	$ 174,889	$ (182,485)	$ 31,886,764

NOTE 2. SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Held-to-Maturity				
December 31, 2002:				
Corporate securities	$ 1,750,000	$ -	$ -	$ 1,750,000
Mortgage-backed securities	6,249,765	53,981	-	6,303,746
	$ 7,999,765	$ 53,981	$ -	$ 8,053,746

The amortized cost and fair value of debt securities as of December 31, 2002 by contractual maturity are shown below. Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due from one to five years	$ 1,066,545	$ 1,061,760	$ -	$ -
Due from five to ten years	-	-	-	-
Due in greater than ten years	-	-	1,750,000	1,750,000
Mortgage-backed securities	18,839,676	18,860,649	6,249,765	6,303,746
	$ 19,906,221	$ 19,922,409	$ 7,999,765	$ 8,053,746

Securities with a carrying value of $22,978,000 and $7,300,000 at December 31, 2002 and 2001, respectively, were pledged to secure other borrowings and for other purposes required or permitted by law.

Gross gains and losses on sales of securities available-for-sale consist of the following:

	Years Ended December 31,	
	2002	2001
Gross gains	$ 310,491	$ 228,126
Gross losses	(76,634)	(11,865)
Net realized gains	$ 233,857	$ 216,261

NOTE 3. LOANS

The composition of loans is summarized as follows:

	December 31, 2002	December 31, 2001
Commercial	$ 28,937,031	$ 27,529,212
Commercial lease financing	2,922,445	3,270,327
Real estate - construction	27,644,030	24,063,011
Real estate - mortgage	23,788,026	5,361,345
Consumer installment and other	2,627,002	2,610,824
	85,918,534	62,834,719
Deferred loan fees and costs	(152,015)	(80,166)
Allowance for loan losses	(918,250)	(708,918)
Loans, net	$ 84,848,269	$ 62,045,635

Changes in the allowance for loan losses are as follows:

	Years Ended December 31, 2002	Years Ended December 31, 2001
Balance, beginning of year	$ 708,918	$ 585,000
Provision for loan losses	570,182	350,212
Loans charged off	(380,850)	(226,294)
Recoveries of loans previously charged off	20,000	-
Balance, end of year	$ 918,250	$ 708,918

The total recorded investment in impaired loans was $565,605 and $1,187,305 at December 31, 2002 and 2001, respectively. Impaired loans that had allowances determined in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, amounted to $-0- and $801,697 at December 31, 2002 and 2001, respectively. Allowances for impaired loans determined in accordance with SFAS No. 114 amounted to $-0- and $285,100 at December 31, 2002 and 2001, respectively. The average recorded investment in impaired loans for 2002 and 2001 was $945,728 and $546,012, respectively. Interest income recognized for cash payments received on impaired loans was not material for the years ended December 31, 2002 and 2001.

Loans on nonaccrual status amounted to approximately $493,000 and $1,026,000 at December 31, 2002 and 2001, respectively. Loans past due ninety days or more and still accruing interest amounted to approximately $240,000 and $0 at December 31, 2002 and 2001, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2002 are as follows:

Balance, beginning of year	$ 788,970
Advances	1,735,848
Repayments	(1,331,224)
Balance, end of year	$ 1,193,594

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2002	2001
Leasehold improvements	$ 161,878	$ 161,878
Equipment	1,067,756	996,410
	1,229,634	1,158,288
Accumulated depreciation	(697,092)	(533,360)
	$ 532,542	$ 624,928

The Company currently operates out of offices in facilities under noncancelable operating lease agreements. Rental expense, including other operating expenses incurred pursuant to the rental agreements, was $241,208 and $225,689 for the years ended December 31, 2002 and 2001, respectively.

The future minimum lease payments under the operating leases at December 31, 2002 are as follows:

2003	$ 169,884
2004	158,113
2005	19,836
	$ 347,833

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was $20,066,956 and $21,065,470, respectively. The scheduled maturities of time deposits at December 31, 2002 are as follows:

2003	$ 38,897,412
2004	7,756,515
2005	7,312,689
2006	905,238
2007	5,833,417
	$ 60,705,271

NOTE 6. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,	
	2002	2001
$2,500,000 line of credit from bank with interest at prime minus 0.75% (3.50% at December 31, 2002), due February 28, 2003, collateralized by common stock of the Bank.	$ 569,500	$ 569,500
Advance from Federal Home Loan Bank with adjustable interest (1.30% at December 31, 2002), due March 31, 2003, collateralized by securities.	7,000,000	-
Advance from Federal Home Loan Bank with interest at 3.95% (rate may be converted to the three month LIBOR), due May 29, 2012, collateralized by securities.	3,000,000	-
Advance from Federal Home Loan Bank with interest at 4.68% (rate may be converted to the three month LIBOR), due January 17, 2012, collateralized by securities.	1,722,000	-
Advance from Federal Home Loan Bank with interest at 4.51% (rate may be converted to the three month LIBOR), due January 17, 2012, collateralized by securities.	3,278,000	-
Advance from Federal Home Loan Bank with interest at 5.92% (rate may be converted to the three month LIBOR), due March 17, 2010, collateralized by securities.	1,000,000	1,000,000
Advance from Federal Home Loan Bank with interest at 5.05% (rate may be converted to the three month LIBOR), due December 15, 2010, collateralized by securities.	2,000,000	2,000,000
Advance from Federal Home Loan Bank, adjustable rate of interest (1.46% at December 31, 2002), due November 13, 2007, collateralized by securities.	5,000,000	-
Advance from Federal Home Loan Bank, fixed rate of interest at 4.42%, due August 4, 2003, collateralized by securities.	1,000,000	1,000,000
Advance from Federal Home Loan Bank with interest at 1.62% (rate may be converted to the three month LIBOR), due December 5, 2011, collateralized by securities	-	3,000,000
	$ 24,569,500	$ 7,569,500

The Company's advances from the Federal Home Loan Bank are also collateralized by mortgage loans with a balance of $3,969,501 at December 31, 2002.

The line of credit has various covenants related to the allowance for loan losses and profitability of the Bank. As of December 31, 2002, the Company was not in compliance with these covenants. The Company has received a waiver of these covenants from the borrower.

NOTE 7. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2002 and 2001 were $755,577 and $683,648, respectively.

NOTE 8. EMPLOYEE AND DIRECTOR BENEFIT PLANS

Profit Sharing Plan

The Company has a 401(k) retirement plan covering substantially all employees. Contributions to the plan charged to expense amounted to $37,348 and $21,918 for the years ended December 31, 2002 and 2001, respectively.

Deferred Compensation Plan

The Company has a deferred compensation plan providing for death and retirement benefits for its directors. The estimated amounts to be paid under the compensation plan are being funded through the purchase of life insurance policies on the directors. The balance of the policy cash surrender values included in other assets at December 31, 2002 and 2001 is $2,719,810 and $2,275,323, respectively. Income recognized on the policies amounted to $147,000 and $17,823 for the years ended December 31, 2002 and 2001, respectively. The balance of deferred compensation included in other liabilities at December 31, 2002 and 2001 is $8,618 and $-0-, respectively. Expense recognized for deferred compensation was $8,618 and $-0- for the years ended December 31, 2002 and 2001, respectively.

Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan (the "ESOP") for eligible employees and is designed to meet the requirements of the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974, as amended. Allocation of the Company stock held by the ESOP to individual employees is based on the ratio of the participant's compensation (as defined) to total compensation of all participants and the number of shares of stock available for allocation. Unallocated shares will be released on the ratio of current principal payments to total principal of notes used by the ESOP to acquire stock in the Company.

In 2001, the ESOP borrowed $399,998 from the Company, the funds of which were used to purchase 59,259 shares of Company stock from the treasury. This advance is expected to be repaid principally by cash contributions from the Bank to the ESOP. The provisions of Statement of Position ("SOP") 93-6, *Employers' Accounting for Employee Stock Ownership Plans*, have been applied to the intercompany loan and in accordance with the SOP, all intercompany interest income and interest expense has been eliminated in consolidation. At December 31, 2002, the outstanding principal balance of the note was $399,998.

The Bank makes cash contributions to the ESOP which are used by the ESOP to make loan and interest payments. Compensation expense related to the ESOP is based upon the debt service requirements and the excess of the fair market value over the cost of the shares allocated at the time of allocation. Dividends on the Company's stock may be used by the ESOP to repay loans or may be allocated to participants' accounts.

NOTE 8. EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Employee Stock Ownership Plan (Continued)

The Company recognized no compensation expense in 2002 or 2001 related to the ESOP. At December 31, 2002 and 2001, no shares held by the ESOP were allocated to participants' accounts. The estimated fair market value of the unallocated shares at December 31, 2002 and 2001 was $536,294 and $557,035, respectively.

NOTE 9. STOCK COMPENSATION PLANS

The Company has incentive and nonqualified stock option plans with common stock reserved for key employees and directors. At December 31, 2002, the Company had 500 shares of its authorized but unissued common stock reserved for future grants under the stock option plans. Option prices under these plans must equal at least the fair value of the Company's common stock on the date of grant. If the optionee owns more than 10% of the Company's common stock, the option price must equal at least 110% of the fair value of the Company's common stock on the date of grant. The options vest over time periods determined by the Board of Directors and expire ten years from date of grant. Other pertinent information related to the options is as follows:

	Years Ended December 31,			
	2002		2001	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Under option, beginning of year	298,000	$ 9.64	285,332	$ 9.71
Granted	6,500	9.44	16,000	8.22
Exercised	-	-	-	-
Terminated	(5,000)	8.54	(3,332)	8.56
Under option, end of year	299,500	9.67	298, 000	9.64
Exercisable, end of year	255,666	9.75	242,501	9.85
Weighted-average fair value of options granted during the year	$ 3.74		$ 4.72	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$6.63 - $10.00	299,500	6 years	$ 9.67	255,666	$ 9.75

NOTE 9. STOCK COMPENSATION PLANS (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,	
	2002	2001
Dividend yield	0%	0%
Expected life	10 years	10 years
Expected volatility	19%	34%
Risk-free interest rate	3.86%	5.59%

NOTE 10. INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,	
	2002	2001
Current	$ 45,095	$ 54,013
Deferred	(62,849)	(15,060)
Change in valuation allowance	17,754	(38,953)
Income tax expense	$ -	$ -

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,	
	2002	2001
Income taxes at statutory rate	$ 34,013	$ 45,128
Income from life insurance policies	(49,980)	-
Change in valuation allowance	17,754	(38,953)
Other	(1,787)	(6,175)
Income tax expense	$ -	$ -

NOTE 10. INCOME TAXES (Continued)

The components of deferred income taxes are as follows:

	December 31,	
	2002	2001
Deferred tax assets:		
Loan loss reserves	$ 232,510	$ 198,321
Deferred loan fees and costs	73,832	27,256
Deferred organization costs	-	9,407
Other	6,926	6,189
Securities available for-sale	-	2,734
Cash flow hedges	13,620	-
	326,888	243,907
Deferred tax liabilities:		
Depreciation	28,088	18,842
Securities available-for-sale	5,828	-
	33,916	18,842
Valuation allowance	(237,654)	(219,900)
Net deferred tax assets	$ 55,318	$ 5,165

NOTE 11. EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per common share.

	Years Ended December 31,	
	2002	2001
Basic Earnings Per Share:		
Weighted average common shares outstanding	1,068,575	1,011,953
Net income	$ 100,038	$ 132,730
Basic earnings per share	$ 0.09	$ 0.13
Diluted Earnings Per Share:		
Weighted average common shares outstanding	1,068,575	1,011,953
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	6,027	2,209
Total weighted average common shares and common stock equivalents outstanding	1,074,602	1,014,162
Net income	$ 100,038	$ 132,730
Diluted earnings per share	$ 0.09	$ 0.13

NOTE 12. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2002	2001
Commitments to extend credit	$ 16,942,000	$ 11,884,000
Standby letters of credit	377,000	452,000
	$ 17,319,000	$ 12,336,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

Interest Rate Derivatives

The Company maintains an overall interest rate risk-management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The goal is to manage interest rate sensitivity by modifying the repricing characteristics of certain assets and liabilities so that certain movements in interest rates do not, on a material basis, adversely affect the net interest margin. The Company views this strategy as prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

Interest rate derivative instruments that are used as part of the Company's interest rate risk-management strategy include interest rate corridors. As a matter of policy, the Company does not use speculative derivative instruments for interest rate risk management. An interest rate corridor is a combination of buying a cap (floor) at a given strike rate and selling another cap (floor) at a higher (lower) rate and provides a range of interest rate protection when compared to caps and floors alone. The Company utilizes interest rate corridors to place a rate protection range on a portion of its variable-rate of its debt based upon a notional principal amount and maturity date.

NOTE 12. COMMITMENTS AND CONTINGENCIES (Continued)

Interest Rate Derivatives (Continued)

At December 31, 2002 and 2001, the information pertaining to outstanding interest rate corridor agreements used to hedge variable-rate debt is as follows:

	December 31, 2002	December 31, 2001
Notional amount	$ 5,000,000	$ -
Weighted average maturity in years	5 years	-
Fair value of interest rate corridor included in other assets	$ 92,167	$ -
Unrealized loss relating to interest rate corridor	$ 37,833	$ -

By using derivative instruments, the Company is potentially exposed to credit and market risk. If the counter-party fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically.

The Company's derivative activities are monitored by its asset/liability management committee as part of that committee's oversight of the Company's asset/liability management and treasury functions. The Company's asset/liability management committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the overall interest-rate risk management.

All of the Company's derivative financial instruments are classified as highly effective cash flow hedges. For the year ended December 31, 2002, there were no materials amounts recognized which represented the ineffective portion of cash flow hedges. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 13. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Fulton County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

The Company's loan portfolio is concentrated in commercial loans and leases (37%) and loans secured by real estate (60%), of which a substantial portion is secured by commercial assets and real estate in the Company's primary market areas. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market areas.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of statutory capital, or approximately $1,563,000.

NOTE 14. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2002, no amounts were available for dividend declaration without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2002 and 2001, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 14. REGULATORY MATTERS (Continued)

The Company and Bank's actual capital amounts and ratios are presented in the following table.

	Actual				For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions			
	Amount		Ratio		Amount		Ratio		Amount		Ratio	
As of December 31, 2002:	(Dollars in Thousands)											
Total Capital to Risk Weighted Assets												
Consolidated	$	9,965	10.60%		$	7,523	8.00%		$	N/A	N/A	
Bank	$	10,432	11.10%		$	7,521	8.00%		$	9,401	10.00%	
Tier I Capital to Risk Weighted Assets												
Consolidated	$	9,033	9.61%		$	3,762	4.00%		$	N/A	N/A	
Bank	$	9,500	10.11%		$	3,760	4.00%		$	5,641	6.00%	
Tier I Capital to Average Assets												
Consolidated	$	9,033	7.65%		$	4,722	4.00%		$	N/A	N/A	
Bank	$	9,500	8.05%		$	4,721	4.00%		$	5,902	5.00%	
As of December 31, 2001:												
Total Capital to Risk Weighted Assets												
Consolidated	$	9,490	12.35%		$	6,146	8.00%		$	N/A	N/A	
Bank	$	10,047	13.08%		$	6,146	8.00%		$	7,682	10.00%	
Tier I Capital to Risk Weighted Assets												
Consolidated	$	8,781	11.43%		$	3,073	4.00%		$	N/A	N/A	
Bank	$	9,338	12.16%		$	3,073	4.00%		$	4,609	6.00%	
Tier I Capital to Average Assets												
Consolidated	$	8,781	8.63%		$	4,071	4.00%		$	N/A	N/A	
Bank	$	9,338	9.18%		$	4,070	4.00%		$	5,088	5.00%	

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, *Disclosures about Fair Values of Financial Instruments*, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

Cash, Due From Banks and Interest-bearing Deposits in Banks: The carrying amounts of cash, due from banks and interest-bearing deposits in banks approximate fair values.

Securities: Fair values for securities are based on available quoted market prices. The carrying values of restricted equity securities with no readily determinable fair value approximate fair value.

Loans: For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or based on the fair value of the underlying collateral, where applicable.

Deposits: The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Securities Sold Under Repurchase Agreements: The carrying amounts of securities sold under repurchase agreements approximate fair value.

Other Borrowings: For variable-rate borrowings that reprice frequently, fair values are based on carrying values. For fixed rate borrowings, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for similar terms to borrowers of similar credit quality.

Accrued Interest: The carrying amounts of accrued interest approximate their fair values.

Interest Rate Derivatives: The fair value of interest rate derivatives is obtained from dealer quotes. These values represent the amount the Company would receive to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

Off-Balance Sheet Instruments: Fair values of the Company's off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and estimated fair values of the Company's financial instruments were as follows:

	December 31, 2002		December 31, 2001	
	Carrying	Fair	Carrying	Fair
Financial assets:				
Cash, due from banks, and interest-bearing deposits in banks	$ 2,016,910	$ 2,016,910	$ 5,935,536	$ 5,935,536
Securities	29,510,174	29,564,155	32,524,764	32,524,764
Loans	84,848,269	86,645,985	62,045,635	64,275,405
Accrued interest receivable	420,073	420,073	512,434	512,434
Interest rate derivatives	92,167	92,167	-	-
Financial liabilities:				
Deposits	84,719,929	87,550,964	85,471,580	87,883,201
Securities sold under repurchase agreements	755,577	755,577	683,648	683,648
Other borrowings	24,569,500	25,458,648	7,569,500	8,120,445
Accrued interest payable	1,182,112	1,182,112	1,630,120	1,630,120

NOTE 16. SUPPLEMENTAL FINANCIAL DATA

Components of other income and expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,	
	2002	2001
Other income:		
Mortgage origination fees	$ 279,189	$ 124,005
Income from life insurance policies	147,000	17,823
Other expenses:		
Data processing	139,892	132,369
Postage and courier	80,755	77,029
Legal and professional	209,635	173,374

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income, and cash flows of CNB Holdings, Inc. as of and for the years ended December 31, 2002 and 2001:

CONDENSED BALANCE SHEETS

	2002	2001
Assets		
Cash	$ 174,146	$ 13,082
Investment in subsidiary	9,485,663	9,332,654
Other assets	20,316	4,205
Total assets	$ 9,680,125	$ 9,349,941
Liabilities		
Other borrowings	$ 569,500	$ 569,500
Other liabilities	91,177	4,000
Total liabilities	660,677	573,500
Stockholders' equity	9,019,448	8,776,441
Total liabilities and stockholders' equity	$ 9,680,125	$ 9,349,941

CONDENSED STATEMENTS OF INCOME

	2002	2001
Income, interest	$ 15,618	$ 20,647
Expenses		
Interest	22,698	32,641
Other expense	54,882	60,293
Total expenses	77,580	92,934
Loss before equity in undistributed income of subsidiary	(61,962)	(72,287)
Equity in undistributed income of subsidiary	162,000	205,017
Net income	$ 100,038	$ 132,730

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 100,038	$ 132,730
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Undistributed income of subsidiary	(162,000)	(205,017)
Net other operating activities	71,066	(9,805)
Net cash provided by (used in) operating activities	9,104	(82,092)
FINANCING ACTIVITIES		
Proceeds from other borrowings	-	75,000
Proceeds from sale of treasury stock	151,960	-
Net cash provided by financing activities	151,960	75,000
Net increase (decrease) in cash	161,064	(7,092)
Cash at beginning of year	13,082	20,174
Cash at end of year	$ 174,146	$ 13,082

DIRECTORS & EXECUTIVE OFFICERS

Michael L. Aldredge, Director
Operations Manager and Secretary of Squire Inn, Inc.

C. Dan Alford, Director
Chief Financial Officer of Allied Utility Network LLC

Patricia Rhodes Grimes, Director
Retired

William H. Groce, Jr., Director, Corporate Secretary
Retired

David R. Hink, Director
Managing Principal of Strategic Solutions Resources, LLC

Mary E. Johnson, Director
Chief Operating Officer of T. Stephen Johnson & Associates, Inc.

Robert W. Johnston, Director
Consultant, Koala Enterprises, Inc.

H.N. Padget, Jr., President, Chief Executive Officer and Director
President, Chief Executive Officer and Director of Chattahoochee National Bank

John A. Pond, Director
President of Pond & Company

Reid W. Simmons, Director
Vice President of PracticeWorks

W. Darrell Sumner, Director
President, Bank Assets, Inc.

W. David Sweatt, Chairman of the Board of Directors
Investor, Chairman of the Board of Directors of Chattahoochee National Bank

Danny F. Dukes, Chief Financial Officer and Assistant Corporate Secretary
Senior Vice President, Chief Financial Officer, Controller and Assistant Corporate Secretary of Chattahoochee National Bank

Steven G. Deaton
Senior Lending Officer and Executive Vice President of the Chattahoochee National Bank

OTHER CORPORATE INFORMATION

Stock Trading Information

The Common Stock of the Company began trading on the OTC Bulletin Board (the "OTC BB") under the symbol "CHGD" on June 10, 1998. The market for the Company's Common Stock must be characterized as a limited market due to its relatively low trading volume and little analyst coverage. The following table sets forth, for the periods indicated, the quarterly high and low bid price of the Common Stock of the Company reported by the OTC BB. Prices reflect inter-dealer prices without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

	Fiscal Year Ended December 31, 2002	
	Bid	
	High	Low
First Quarter	$ 9.00	$8.65
Second Quarter	$10.40	$8.90
Third Quarter	$ 9.63	$8.55
Fourth Quarter	$ 9.44	$8.76

	Fiscal Year Ended December 31, 2001	
	Bid	
	High	Low
First Quarter	$ 8.00	$6.75
Second Quarter	$10.00	$6.87
Third Quarter	$ 9.70	$7.60
Fourth Quarter	$ 9.50	$7.75

As of May 16, 2003, there were 34 record holders of the Common Stock of the Company. This number is exclusive of beneficial owners whose Company Common Stock is held in street name.

To date, the Company has not paid any dividends on its Common Stock. As the Company and the Bank are both start-up operations, it is the policy of the Board of Directors of the Company to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Company and of the Bank. There were no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company.

The Bank is restricted in its ability to pay dividends under national banking laws and by regulations of the Office of the Comptroller of the Currency ("OCC"). Pursuant to 12 U.S.C. Section 56, a national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits is further limited by 12 U.S.C. Section 60(a), which prohibits the Bank from declaring a dividend on its shares of Common Stock until its surplus equals its stated capital, unless there has been transferred to surplus not less than one-tenth of the Bank's net income of the preceding two consecutive half-year periods (in the case of an annual dividend). Pursuant to 12 U.S.C. Section 60(b), the approval of the OCC is required if the total of all dividends declared by the Bank in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus.

Annual Report to Shareholders and Reports on Form 10-KSB

The Company's Annual Report on Form 10-KSB for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, is available to shareholders who make a written request therefore to Danny F. Dukes, at the offices of the Company, 7855 North Point Parkway, Suite 200, Alpharetta, Georgia 30022. Copies of exhibits filed with that report or referenced therein will be furnished to shareholders of record upon request and payment of the Company's expenses in furnishing such documents.

Address and Telephone Number

7855 North Point Parkway
Suite 200
Alpharetta, GA 30022
(770) 650-8262

Annual Meeting Date

June 25, 2003

Website

http://www.bankthehooch.com



CNB Holdings, Inc.™

7855 North Point Parkway ◦ Suite 200 ◦ Alpharetta, GA 30022 ◦ (770) 650-8262 ◦ fax (770) 650-3270
www.bankthehooch.com